Exhibit 99.1

SUNCAR TECHNOLOGY GROUP INC

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SunCar Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SunCar Technology Group Inc. and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2025, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended December 31, 2025, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore

April 28, 2026

F-2

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025

ASSETS
Current assets
Cash	$26,865	$25,019
Restricted cash	2,647	2,841
Short-term investments	20,985	21,597
Accounts receivable, net	75,605	59,767
Prepaid expenses and other current assets, net	70,171	74,072
Total current assets	196,273	183,296

Non-current assets
Long-term investment	274	286
Property, software and equipment, net	27,664	24,195
Intangible asset	-	408
Deferred tax assets, net	10,453	11,947
Other non-current assets	11,458	30,821
Right-of-use assets	606	2,243
Total non-current assets	50,455	69,900
TOTAL ASSETS	$246,728	$253,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$83,597	$80,394
Long-term borrowing, current	-	71
Accounts payable	56,812	41,404
Contract liabilities	2,421	5,730
Tax payable	1,361	1,468
Accrued expenses and other current liabilities	5,792	10,697
Amount due to related parties, current	6,238	6,659
Operating lease liabilities, current	544	834
Total current liabilities	156,765	147,257

Non-current liabilities
Operating lease liabilities, non-current	21	1,333
Long-term borrowing, non-current	-	1,358
Amount due to related parties, non-current	22,761	12,516
Warrant liabilities	947	50
Total non-current liabilities	23,729	15,257
Total liabilities	$180,494	$162,514

Commitments and contingencies (Note 21)

Shareholders’ equity
Class A Ordinary shares (par value of $0.0001 per share; 400,000,000 Class A Ordinary shares authorized as of December 31, 2024 and 2025, respectively; 51,845,493 and 51,645,493 Class A Ordinary shares issued and outstanding as of December 31, 2024; 59,608,351 and 55,969,794 Class A Ordinary shares issued and outstanding as of December 31, 2025)	$5	$6
Class B Ordinary shares (par value of $0.0001 per share; 100,000,000 Class B Ordinary shares authorized as of December 31, 2024 and 2025, respectively; 46,659,565 and 46,039,565 Class B Ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)	5	5
Additional paid in capital	208,701	233,014
Accumulated deficit	(195,387)	(199,329)
Accumulated other comprehensive loss	(1,432)	(1,146)
Total SUNCAR TECHNOLOGY GROUP INC’s shareholders’ equity	11,892	32,550
Non-controlling interests	54,342	58,132
Total shareholders’ equity	66,234	90,682
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$246,728	$253,196

The accompanying notes are an integral part of these consolidated financial statements.

F-3

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025

Revenues
Auto eInsurance service	$118,109	$170,549	$212,568
Technology service	30,658	44,892	53,619
Auto service	214,979	226,456	223,104
Total revenues	363,746	441,897	489,291

Operating cost and expenses
Integrated service cost	(209,553)	(226,172)	(241,510)
Promotional service expenses	(112,504)	(164,262)	(197,045)
Selling expenses	(20,578)	(22,587)	(18,900)
General and administrative expenses	(22,462)	(46,995)	(18,990)
Research and development expenses	(14,111)	(40,244)	(8,961)
Total operating costs and expenses	(379,208)	(500,260)	(485,406)
Operating (loss)/income	(15,462)	(58,363)	3,885

Other income/(expenses)
Financial expenses, net	(4,435)	(4,529)	(4,239)
Investment income	518	784	152
Change of fair value of warrant liabilities	(629)	(286)	897
Other income/(loss), net	5,001	794	(2,748)
Total other income/(expenses), net	455	(3,237)	(5,938)

Loss before income tax expense	(15,007)	(61,600)	(2,053)
Income tax expense	(2,572)	(2,853)	(346)
Net loss	(17,579)	(64,453)	(2,399)

Less: Net income attributable to non-controlling interests	9,333	4,210	1,543
Net loss attributable to the Company’s ordinary shareholders	(26,912)	(68,663)	(3,942)

Net loss attributable to the Company’s ordinary shareholders per ordinary share
Basic and diluted	$(0.31)	$(0.72)	$(0.04)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	85,441,057	95,996,861	102,081,873

Other comprehensive (loss)/income
Foreign currency translation difference	(1,137)	(1,524)	2,818
Total other comprehensive (loss)/income	(1,137)	(1,524)	2,818

Total comprehensive (loss)/income	(18,716)	(65,977)	419
Less: total comprehensive income attributable to non-controlling interest	8,087	2,751	4,075
Total comprehensive loss attributable to the SUNCAR TECHNOLOGY GROUP INC’s shareholders	$(26,803)	$(68,728)	$(3,656)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s shareholders’ (deficit)/	Non-controlling	Total shareholders’
	Share*	Amount	Share	Amount	Share	Amount	capital	deficit	loss	equity	interests	equity
Balance as of December 31, 2022	31,971,435	$3	49,628,565	$5	-	$-	95,764	$(99,580)	$(1,476)	$(5,284)	$42,060	$36,776
Net (loss)/profit	-	-	-	-	-	-	-	(26,912)	-	(26,912)	9,333	(17,579)
Adoption of ASC326	-	-	-	-	-	-	-	(232)	-	(232)	(264)	(496)
Reverse recapitalization**	1,873,010	-	-	-	-	-	(2,506)	-	-	(2,506)	-	(2,506)
Conversion of Public Rights**	610,000	-	-	-	-	-	-	-	-	-	-	-
Equity financing through Private Placement**	2,173,657	-	-	-	-	-	21,736	-	-	21,736	-	21,736
Issuance of ordinary shares, net of offering costs	3,255,988	1	-	-	-	-	18,467	-	-	18,468	-	18,468
Offering costs in the Business Combination	-	-	-	-	-	-	(910)	-	-	(910)	-	(910)
Issuance of GEM Warrants	-	-	-	-	-	-	1,818	-	-	1,818	-	1,818
Exercise of warrants**	192,403	-	-	-	-	-	2,213	-	-	2,213	-	2,213
Shares repurchase	-	-	-	-	(200,000)	-	(2,000)	-	-	(2,000)	-	(2,000)
Share-based compensation	-	-	-	-	-	-	9,578	-	-	9,578	2,029	11,607
Foreign currency translation	-	-	-	-	-	-	-	-	109	109	(1,246)	(1,137)
Balance as of December 31, 2023	40,076,493	$4	49,628,565	$5	(200,000)	$-	144,160	$(126,724)	$(1,367)	$16,078	$51,912	$67,990
Net (loss)/profit								(68,663)		(68,663)	4,210	(64,453)
Shares transfer from Class B ordinary shares to Class A ordinary shares	2,969,000	-	(2,969,000)	-	-	-	-	-	-	-	-	-
Share-based compensation	8,800,000	1	-	-	-	-	61,793	-	-	61,794	2,052	63,846
Repurchase of non-controlling interests	-	-	-	-	-	-	(1,756)	-	-	(1,756)	(2,373)	(4,129)
Foreign currency translation	-	-	-	-	-	-	-	-	(65)	(65)	(1,459)	(1,524)
Gains on debt	-	-	-	-	-	-	4,504	-	-	4,504	-	4,504
Balance as of December 31, 2024	51,845,493	5	46,659,565	5	(200,000)	-	208,701	(195,387)	(1,432)	11,892	54,342	66,234
Net (loss)/profit	-	-	-	-	-	-	-	(3,942)	-	(3,942)	1,543	(2,399)
Share-based compensation	-	-	-	-	-	-	(259)	-	-	(259)	1,567	1,308
Issuance of ordinary shares, net of offering costs	7,142,858	1	-	-	-	-	41,630	-	-	41,631	-	41,631
Shares transfer from Class B ordinary shares to Class A ordinary shares**	620,000	-	(620,000)	-	-	-	-	-	-	-	-	-
Shares repurchase***	-	-	-	-	(3,438,557)	-	(15,760)	-	-	(15,760)	-	(15,760)
Repurchase of non-controlling interests	-	-	-	-	-	-	(1,298)	-	-	(1,298)	(1,852)	(3,150)
Foreign currency translation	-	-	-	-	-	-	-	-	286	286	2,532	2,818
Balance as of December 31, 2025	59,608,351	6	46,039,565	5	(3,638,557)	-	233,014	(199,329)	(1,146)	32,550	58,132	90,682

*	Shares as of December 31, 2022 are related to the reverse recapitalization on May 17, 2023 for the business combination and presented on a retroactive basis to reflect the reverse recapitalization.

**	The amounts of Class A Ordinary Shares were less than one thousand dollars.

***	The amounts of Treasury shares were less than one thousand dollars.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(17,579)	$(64,453)	$(2,399)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
(Reversal)/ provision for credit losses	(4,112)	1,314	3,695
Depreciation	4,114	4,503	6,095
Amortization of right-of-use assets	754	775	839
Share-based compensation of subsidiary	1,519	1,495	998
Share-based compensation of the Group	9,776	62,040	-
(Gain)/Loss on disposal of property, software and equipment	(27)	4	108
Deferred income tax expense /(benefit)	701	1,235	(1,007)
Fair value changes of warrant liabilities	629	286	(897)
Financing expense related to issuance of GEM Warrants	377	607	606
Accrued liability for GEM litigation	-	-	3,100
Changes in operating assets and liabilities:
Accounts receivable	30,822	(22,710)	14,936
Prepaid expenses and other current assets	(55,908)	(6,740)	(8,601)
Accounts payable	3,140	31,345	(17,412)
Contract liabilities	(418)	(554)	3,117
Accrued expenses and other current liabilities	(288)	1,437	3,286
Tax payable	(621)	35	46
Operating lease liabilities	(680)	(691)	(793)
Amount due to related parties	150	1,913	-
Total net cash (used in) provided by operating activities	(27,651)	11,841	5,717

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, software and equipment	(4,928)	(588)	(380)
Proceeds from disposal of property, software and equipment	54	43	3
Payment for acquisition of an insurance license	-	-	(236)
Purchase of short-term investment	(518)	(21,636)	(451)
Proceeds from the redemption of short-term investment	4,719	21,657	750
Payment of securities margin	-	-	(4,029)
Purchase of other non-current assets	(1,721)	(11,623)	(8,560)
Total net cash used in investing activities	(2,394)	(12,147)	(12,903)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	104,506	105,870	104,625
Repayments of short-term borrowings	(93,970)	(102,993)	(111,304)
Proceeds from long-term borrowing	-	-	1,430
Payment for GEM litigation	-	-	(1,550)
Repayments of payables to a related party	(10,000)	(1,699)	(11,553)
Proceeds from issuance of ordinary shares, net of issuance cost	18,468	-	41,631
Cash required on reverse recapitalization	68	-	-
Proceeds from Private Placement	21,737	-	-
Payment for offering cost related to Business Combination	(588)	-	-
Shares repurchase	(2,000)	-	(15,760)
Exercise of warrants	2,213	-	-
Repurchase of non-controlling interests	-	(4,129)	(3,151)
Total net cash provided by (used in) financing activities	40,434	(2,951)	4,368

Effect of exchange rate changes	(711)	(826)	1,166

Net change in cash and restricted cash	9,678	(4,083)	(1,652)

Cash and restricted cash, beginning of the year	$23,917	$33,595	$29,512
Cash and restricted cash, end of the year	$33,595	$29,512	$27,860

Reconciliation of cash and restricted cash to the consolidated balance sheets:
Cash	$30,854	$26,865	$25,019
Restricted cash	$2,741	$2,647	$2,841
Total cash and restricted cash	$33,595	$29,512	$27,860

Supplemental disclosures of cash flow information:
Income tax paid	$2,577	$1,466	$1,307
Interest expense paid	$3,666	$3,669	$3,502

Supplemental disclosures of non-cash flow information:
Decrease of accrued expenses and other current liabilities due to vest of restricted shares	$311	$311	$311
Property, software and equipment transferred from other non-current assets	$3,728	$9,877	$-
Obtaining right-of-use assets in exchange for operating lease liabilities	$1,702	$103	$2,328
Prepaid financing expense related to issuance of GEM Warrants	$1,442	$835	$229
Repayments of payables to a related party (Note 19)	$-	$4,504	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Auto Services Group Limited (“SunCar”) was incorporated under the laws of the British Virgin Islands (“BVI”) on September 19, 2012 and continued in the Cayman Islands in accordance with applicable laws.

On May 23, 2022, SunCar entered into the Agreement and Plan of Merger (“Merger Agreement”) with Goldenbridge Acquisition Limited (“Goldenbridge”), SunCar Technology Group Inc. (“SunCar Technology”, or the “Company”), and SunCar Technology Global Inc (the “Merger Sub”), a Cayman Islands exempted company and wholly owned subsidiary of SunCar Technology. Pursuant to the Merger Agreement, at the closing of the transactions (the “Business Combination”, or the “Transaction”) contemplated by the Merger Agreement (the “Closing”), (i) Goldenbridge was merged with and into SunCar Technology, with Goldenbridge ceasing to exist and SunCar Technology continuing as the surviving corporation; and (ii) the Merger Sub was merged with and into SunCar, with the Merger Sub ceasing to exist and SunCar continuing as the surviving company.

The Company, through its wholly-owned subsidiaries (collectively, the “Group”), primarily engages in providing auto eInsurance service, technology service and auto service in the People’s Republic of China (“PRC” or “China”).

Sun Car Online Insurance Agency Co., Ltd. (“SunCar Online”) was incorporated under the laws of PRC on December 5, 2007, and along with its subsidiaries, constitutes the Group’s main operating entities in China.

Reverse recapitalization

On May 17, 2023 (the “Closing Date”), following the approval at a Special Meeting of the shareholders on April 14, 2023, Goldenbridge and SunCar Technology consummated the closing of the Transaction contemplated by the Merger Agreement. Following the consummation of the Transaction, Goldenbridge became a wholly-owned subsidiary of SunCar Technology, and all outstanding shares of Goldenbridge were converted into the right to receive shares of SunCar Technology. Goldenbridge ceased its existence. The combined company retained the name SunCar Technology.

SunCar was determined to be the accounting acquirer, as it effectively controlled the combined entity after the Transaction. The Transaction is not accounted for as a business combination because Goldenbridge did not meet the definition of a business. Instead, the Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by SunCar for the net monetary assets of the Company, accompanied by a recapitalization. Accordingly, SunCar is determined as the accounting acquirer, and its historical financial statements became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the ordinary shares and convertible preferred shares of SunCar that were issued and outstanding immediately prior to the Transaction were cancelled and converted into an aggregate of 31,971,435 Class A ordinary shares and 49,628,565 Class B ordinary shares, which have been restated retrospectively to reflect the equity structure of the Company. The par value of ordinary shares changed from $0.00005 to $0.0001, the difference of $3 was adjusted retrospectively as in addition paid-in capital as of December 31, 2022.

F-7

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – Continued

As of December 31, 2025, SunCar’s major subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”)	December 5, 2007	PRC	51.16%*	Auto eInsurance service
Shanghai Feiyou Trading Co., Limited (“Shanghai Feiyou”)	June 11, 2009	PRC	100.00%	Technology services
Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”)	April 26, 2018	PRC	100.00%	Auto service
Shanghai Shengshi Dalian Automobile Service Co., Limited (“Shengda Automobile”)	June 8, 2013	PRC	84.52%	Auto service
Haiyan Trading (Shanghai) Co., Limited (“Haiyan”)	November 22, 2012	PRC	100.00%	Holding company
Jiangxi Jiayi Auto Insurance Agency Co., Ltd. (“Jiangxi Jiayi”)	November 5, 2025	PRC	100.00%	Auto eInsurance service

*

On July 18, 2025, the People’s Court of Songjiang District, Shanghai, issued a judgment to revoke, within the amount of the creditor’s rights confirmed in the civil mediation agreement in favor of the plaintiff, the equity transfer of SunCar Online by the defendant, Zhejiang Shengling Automotive Service Co., Ltd. (formerly known as Shengda Automobile Service Group Co. Limited, or “Shengda Group”), to Shanghai Feiyou, and ordered the restoration of the equity ownership. Shanghai Feiyou subsequently filed an appeal against the judgment.

On October 31, 2025, the People’s Court upheld the original judgement. Considering the amount of the plaintiff’s claim against Shengda Group, Shanghai Feiyou’s equity interest in SunCar Online was reduced from 55.34% to 48.11% as of December 31, 2025. According to concerted action arrangements between Shanghai Feiyou and other shareholders, which still collectively hold an aggregate equity interest of 51.16% in SunCar Online, the Group believes that the outcome of this dispute will not affect Shanghai Feiyou’s effective control over SunCar Online. As of the issuance date of the audited consolidated financial statements, the judgment has not yet been enforced.

F-8

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a).	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities.

(b).	Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, useful lives and impairment of long-lived assets, share-based compensation, long-term investment, valuation allowances of deferred tax assets, and warrant liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c).	Cash

Cash consist of cash on hand and cash in banks, which is unrestricted as to withdrawal and use, and has original maturities of three months or less. The Group maintains cash with various financial institutions in China. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(d).	Restricted cash

Restricted cash represented a guaranteed deposit required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations.

(e).	Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Since January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Group maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the audited consolidated statements of comprehensive income. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss.

The Group reversed credit losses of $4,112 for the year ended December 31, 2023, recognized credit losses of $1,314 for the year ended December 31, 2024, and recognized credit losses of $3,695 for the year ended December 31, 2025.

F-9

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(f).	Short-term investment

The Group invested in certain trust products and bank financial products, with various interest rates and are restricted as to withdrawal and use before maturity. The Group classifies the trust and financial products as held-to-maturity securities. The original maturities of the short-term investments are longer than three months, but shorter than one year. The carrying amount of these short-term investments approximate their fair values due to the short-term maturity of these investments.

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence to evaluate the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidation statements of operations and comprehensive (loss)/income. No impairment charge was recognized for the years ended December 31, 2023, 2024 and 2025.

(g).	Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of advances to suppliers, value-added tax receivables, and other current assets. Advances to suppliers are prepayment to suppliers in the procurement of services from promotion service providers, technology service providers and auto service providers. Advance payment depends on specific circumstances, including the industry practice, negotiations with suppliers, security for steady supply of service, and the delivery time of services received from suppliers after the advance payment. Advances to suppliers is settled when the services are provided and accepted by the Group. The Group reviews its advances to suppliers on a periodic basis and records impairment losses when it is determined that the carrying amounts are not expected to be recoverable, either through the receipt of services or refund.

(h).	Property, software and equipment, net

Property, software and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives and residual value are as follows:

Category	Estimated useful lives
Vehicles	3-5 years
Office equipment and furniture	3-5 years
Electronic equipment	3 years
Building	20 years
Computer software	5, 10 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

Computer software

Acquisition costs associated with internal-use software are capitalized and include external direct costs of services principally related to platform development, including support systems, software coding, designing system interfaces, and installation and testing of the software. These costs are recorded as property, software and equipment and are generally amortized when the asset is substantially ready for use. Costs incurred for enhancements that are expected to result in additional features or functionalities are capitalized and amortized over the estimated useful life of the enhancements. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, software and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive loss.

(i).	Intangible asset

Intangible asset consists of insurance brokerage license, which is recognized as an intangible asset with indefinite life and evaluated for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired. Such impairment test compares the fair value of the asset with its carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair value. The estimates of values of the intangible asset not subject to amortization are determined using discounted cash flow valuation approach. Significant assumptions are inherent in this process, including estimates of discount rates and cash flow.

F-10

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(j).	Other non-current assets

The Group recognizes other non-current assets, which primarily consisted of private clouds and other clouds infrastructure, artificial intelligence platform in construction, securities margin and advance to employees. Private clouds, other clouds infrastructure and artificial intelligence platform in construction are recorded at the cumulative cost incurred, including the purchase price and any directly attributable costs to it. Securities margin and advance to employees are expected to be recovered over twelve months after the reporting date.

(k).	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment charge was recognized for the years ended December 31, 2023, 2024 and 2025.

(l).	Long-term investments

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive loss. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income/(loss) if any.

On November 20, 2019, Jiaxing Hanchao Equity Investment Partnership (L.P.) (“Jiaxing Hanchao”) was incorporated. Pursuant to the partnership agreement, SUNCAR Online invested $290, accounting for 5% of the total investment as a limited partner. The investment was accounted for under the cost method as the Group had no significant influence over the investee and Jiaxing Hanchao had no readily determinable fair value.

(m).	Accounts payable

Accounts payable is payable to suppliers in the procurement of service to auto service providers to customized services for end consumers of the enterprise customers, and promotional service to channels.

(n).	Borrowings

Borrowings consisted of short-term loans and long-term loans, which represent the Group’s borrowings from commercial banks for the Group’s working capital. Short-term loans include borrowings with maturity terms shorter than one year. Long-term loans include borrowings with maturity terms longer than one year, including the current portion of long-term debt that is due within twelve months.

(o).	Related party

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, stockholder, or a related corporation.

F-11

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(p).	Warrant

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), “Distinguishing Liabilities from Equity” (“ASC 480”) and “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Private Warrants was estimated using a Black-Scholes model. For the years ended December 31, 2024 and 2025, the Group recognized change of fair value of the Private Warrants of $286 and $897, respectively.

(q).	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of input are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

F-12

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(q).	Fair value measurement - Continued

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, short-term investments, other receivables and other current assets, long-term investment, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities, and warrant liabilities. As of December 31, 2024 and 2025, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments. For short-term borrowings and long-term borrowings, the fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the bank loans approximate market rates. The warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

The Group’s non-financial assets, such as property, software and equipment, would be measured at fair value only if they were determined to be impaired.

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of December 31, 2024 and 2025.

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of December 31, 2024	$-	$-	$947	$947

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of December 31, 2025	$-	$-	$50	$50

The fair value of the Private Warrants (See Note 13) is considered a Level 3 valuation and is determined using the Black-Scholes valuation model. As of December 31, 2024 and 2025, the fair value of the Private Warrants was $5.23 and $0.10 per share respectively, with an exercise price of $11.50 per share. The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

Private Warrants
Fair value as of December 31, 2023	$661
Settlements	-
Change in fair value	286
Fair value as of December 31, 2024	$947

Fair value as of December 31, 2024	$947
Settlements	-
Change in fair value	(897)
Fair value as of December 31, 2025	$50

The significant unobservable inputs used in the measurement of fair value of Private Warrant as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
Expected term (in years)	3.38	2.38
Volatility	82.07%	67.57%
Risk-free interest rate	4.30%	3.48%
Dividend yield	-	-

F-13

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(r).	Revenue recognition

The Group’s revenues are mainly generated from providing auto eInsurance service, technology service and auto service.

The Group recognizes revenue pursuant to Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Auto eInsurance Service

The Group provides insurance intermediation services by distributing primarily vehicle insurance on behalf of insurance companies and charges them commissions based on a percentage of premiums paid by the insured. In accordance with ASC 606-10-25-14 and 25-19, the Group identifies the insurance intermediation service as a single performance obligation. The Group has determined that this service is distinct as: (i) the insurance companies (the customers) can benefit from the distribution service on its own through the successful execution of insurance policies and the resulting premium inflows; and (ii) the Group’s promise to transfer the intermediation service is separately identifiable from other promises in the contract. The service does not involve a significant integration service, nor does it significantly modify or customize the insurance products, and it is not highly interdependent with other services provided by the Group.

Revenue is recognized at a point in time when an insurance policy becomes effective, which occurs when the signed insurance policy is in place and the premium is collected from the insured. Although the Group’s efforts are performed when the policy is sold, the criteria for contract identification under ASC 606-10-25-19 are only satisfied when the premium is received. Prior to this point, the collectability of the commission is not considered probable. Accordingly, the Group does not accrue any commission revenue prior to reperceiving related premiums. No allowance for cancellation is provided as historical cancellations have been rare and immaterial.

Principal versus Agent Assessment:

In accordance with ASC 606-10-55-37A and 55-39, the Group has determined that it acts as an agent in these transactions. The Group does not control the insurance policy before it is transferred to the insured. Specifically: (i) the insurance companies, not the Group, are primarily responsible for fulfilling the insurance coverage to the insured; (ii) the Group does not bear any inventory risk related to the insurance policies ; and (iii) the Group has no discretion in establishing the insurance premiums, which are set by the insurance companies. Therefore, revenue is recognized on a net basis in the amount of commission to which the Group is entitled.

F-14

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(r).	Revenue recognition - Continued

Technology service

The Group provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems.

In accordance with ASC 606-10-25-14 and 25-19, the Group identifies the technology service as a single performance obligation. Although the service includes both software access and technical consulting/support, the Group has determined that these components are not separately identifiable within the context of the contract. The software and consulting services are highly interrelated and interdependent, as the software is a self-developed proprietary system that requires the Group's ongoing integration, data maintenance, and technical updates to remain functional and relevant to the customer's specific automobile and insurance service needs. Therefore, the software and related consulting are treated as a combined output delivered over the service period.

The Group satisfies its performance obligation over time during the service period because the customer simultaneously receives and consumes the benefits as the Group provides the access and support. Revenue is recognized on a straight-line basis over the contractual term, typically charged at a fixed price per month. The transaction price is allocated entirely to this single combined performance obligation. The Group does not have significant variable considerations, and the payment terms generally require monthly settlement, which does not involve a significant financing component.

Principal versus Agent Assessment:

In accordance with ASC 606-10-55-37A and 55-39, the Group has determined it acts as the principal in these transactions. The Group controls the technical software and consulting services before they are transferred to the customer. This is evidenced by the fact that: (i) the Group is primarily responsible for fulfilling the promise to provide the integrated system and ensure its functionality; (ii) the Group owns the intellectual property of the software and bears the risk of service delivery; and (iii) the Group has full discretion in establishing the price for the services.

Auto service

The Group defines enterprise customers as the Group’s customers and the Group sells auto service coupons to enterprise customers, which each coupon represents one specific auto service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and the Group only provides one specific service among various service types for each specific service coupon. The Group identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. The Group charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, the Group either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. The Group considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, the Group identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. The Group acts as a principal as the Group controls the right to services before the services are provided to customers and the Group has the ability to direct other parties to provide the services to customers on the Group’s behalf. Specifically, the Group has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. The Group recognizes revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. The Group does not provide refunds to customers when a coupon has expired but not used.

F-15

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(r).	Revenue recognition - Continued

The Group’s revenues are disaggregated by timing of revenue recognition as follows:

	For the years ended December 31,
	2023	2024	2025
Revenue recognized at a point of time	$333,088	$397,005	$435,672
Revenue recognized over time	30,658	44,892	53,619
Revenues	$363,746	$441,897	$489,291

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has an unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2024 and 2025.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue the performance obligation is satisfied. The opening balance were $3,050 and $2,421 at the beginning of 2024 and 2025. The Group’s contract liabilities amounted to $2,421 and $5,730 as of December 31, 2024 and 2025, respectively. During the years ended December 31, 2023, 2024 and 2025, the Group recognized $3,569, $3,050 and $2,298 that was included in deferred revenue balance at January 1, 2023, 2024 and 2025, respectively. The year-over-year decrease in revenue recognized from opening deferred revenue was mainly attributable to fluctuations in the number and timing of pre-sale or prepaid projects entered into during the second half of the preceding year and the timing of satisfaction of the related performance obligations.

(s).	Integrated service cost

Integrated service cost primarily includes the service fee paid to suppliers undertaking and performing the automobile service to the users of customer, and outsourcing service fee paid to the third party for technological development. The service fee is determined based on the actual services rendered and recognized in the period incurred.

(t).	Promotional service expenses

Promotional service expenses represent (i) promotional service fee to explore extensive networks of primarily auto eInsurance service; and (ii) service fees to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging new energy vehicle original equipment manufacturers (“NEV OEMs”) and service providers. These channels have their own users, who are potential business customers. Promotional service expenses are recognized in the period incurred.

F-16

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(u).	Research and development expense

Research and development expenses consist primarily of payroll and employee benefit for research and development employees, rental expense, utilities and other related expenses related to design, develop and maintain technology service platform to support the Group’s internal and external business. Research and development expenses are expensed as incurred. Software development costs are recorded in “Research and development” as incurred as the costs qualifying for capitalization have been insignificant.

(v).	Government grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in “other income” in the Group’s consolidated statements of comprehensive loss when the grant is received.

For the years ended December 31, 2023, 2024 and 2025, the Group received government grants from the local PRC government authorities aggregately of $4,959, $542, and $809, respectively, among which the government grants related to achievement of annual income tax filling target and value-added tax deduction were $4,733, $515, and $795, respectively, and the awards to high-tech enterprises were $226, $27, and $14, respectively.

(w).	Share-based compensation

ASC 718-10 requires that share-based payment transactions with employees and nonemployees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

(s).	Employee benefits

The Group’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution.

F-17

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(y).	Leases

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. On January 1, 2022, the Group adopted ASU No. 2016-02 (Topic 842) “Leases” using the optional transition method. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The main impact of the adoption of the standard is that assets and liabilities amounting to $972 and $939, respectively, were recognized beginning January 1, 2022 for leased office space with terms of more than 12 months. The Group accounts for short-term leases with terms less than 12 months in accordance with ASC 842-20-25-2 to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The adoption of the standard did not have a significant impact on the Group’s consolidated financial statements.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Operating lease ROU assets

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31, 2023, 2024 and 2025.

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

F-18

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(z).	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,358). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(aa).	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from providing auto eInsurance service, technology service and auto service. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

F-19

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(bb).	Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
	2024	2025
Balance sheet items, except for equity accounts	7.2993	6.9931

	For the years ended December 31,
	2023	2024	2025
Items in the statements of operations and comprehensive (loss)/income, and statements of cash flows	7.0809	7.1957	7.1875

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(cc).	Non-controlling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and net loss and other comprehensive loss attributable to non-controlling shareholders are presented as a separate component on the consolidated statements of operations and comprehensive loss.

F-20

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(dd).	Loss per share

The Group computes loss per share in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted loss per share. Basic loss per share is measured as net income attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share is similar to basic loss per shar but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share.

There is no anti-dilutive effect for the years ended December 31, 2023, 2024 and 2025.

(ee).	Segment reporting

The Group determines its operating segments based on components that engage in business activities from which they may earn revenues and incur expenses, and for which discrete financial information is available. These segments are identified based on internal financial reports that are regularly reviewed by the Group’s chief operating decision maker (“CODM”) for purposes of allocating resources and assessing performance.

In accordance with ASC 280, Segment Reporting, the Group applies the “management approach” in determining its reportable segments. The Group’s CODM, identified as the chief executive officer (the “CEO”), reviews both consolidated and segment-level financial information in making operating decisions and evaluating performance. Based on this framework, the Group has three reportable operating segments: (i) auto eInsurance business, (ii) technology services, and (iii) auto services. These segments are managed separately as they require different operational, technological, and marketing strategies. As substantially all of the Group’s long-lived assets are located in the PRC, no geographical segment information is presented.

F-21

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(ff).	Comprehensive loss

Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive loss, which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net loss.

(gg).	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statement.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for us for our annual reporting for fiscal 2028 and for interim period reporting beginning in fiscal 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt–Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversion of Convertible Debt Instruments (“ASU 2024–04”), which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statement.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Group for its four annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-05 will have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which simplifies the accounting for internal-use software by eliminating the requirement to apply a staged approach to software development and introducing a principles-based capitalization model. Under the new guidance, capitalization of internal-use software costs begins when management authorizes and commits to funding the project and it is probable that the project will be completed and the software will be used as intended. The amendments also enhance disclosure requirements, including information about capitalized software costs, significant judgments applied in determining capitalization, and details of major software projects. The guidance is effective for annual periods beginning after December 15, 2027, with early adoption permitted. The Group is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance and apply to all reporting entities within the scope of the affected accounting guidance. These amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

F-22

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

3.	ACQUISITION

On November 5, 2025, the Group acquired 100% sole equity interest of Jiangxi Jiayi from a third party for a cash consideration of RMB1.7 million ($0.2 million). The primary purpose of the acquisition was to obtain the insurance brokerage license held by Jiangxi Jiayi, which enables the Group to further expand and scale its business of auto eInsurance service.

Management evaluated the transaction under ASC 805 and concluded that the acquisition represents an asset acquisition rather than a business combination, as substantially all of the fair value of the gross assets acquired is concentrated in the insurance brokerage license and the acquired entity did not have substantive operations, employees, or revenue-generating activities at the acquisition date.

The total consideration transferred for the acquisition was RMB1.7 million ($0.2 million), which was paid in cash. Since the transaction is accounted for as an asset acquisition, the purchase price was allocated to the identifiable assets acquired on a relatively fair value basis. Management determined that the fair value of the insurance license approximated the total purchase consideration, and therefore substantially all of the purchase price was allocated to the insurance brokerage license.

The following table summarizes the acquisition date fair values of the assets and liabilities acquired as of November 5, 2025 (in thousands). The purchase price allocation is summarized as follows:

Amount
US$
Intangible asset – Insurance brokerage license*	236
Total asset acquired	236

Total cash consideration	236

*	The identifiable net assets acquired were nominal in nature, given that the Jiangxi Jiayi did not have substantive operations, employees, or material assets and liabilities at the acquisition date. As a result, no goodwill was recognized in connection with the acquisition, and substantially all of the purchase consideration was allocated to the insurance brokerage license.

F-23

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

4.	SEGMENT INFORMATION

CODM reviews financial information of operating segments based on internal management reports when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has four reportable segments for continuing operations, including auto eInsurance business, technology service and auto service business. The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	For the year ended December 31, 2023
	Auto eInsurance service	Technology service	Auto service	Others	Consolidated
Revenues from external customers	$118,109	$30,658	$214,979	$-	$363,746
Operating cost and expenses
Integrated service cost	-	(26,428)	(183,125)	-	(209,553)
Promotional service and selling expenses	(114,356)	(11,265)	(7,461)	-	(133,082)
General and administrative expenses	(4,394)	(7,989)	4,293	(14,372)	(22,462)
Research and development expenses	(1,236)	(1,919)	(10,456)	(500)	(14,111)
Total operating costs and expenses	(119,986)	(47,601)	(196,749)	(14,872)	(379,208)
Total other income/(expenses), net (1)	3,155	(183)	(1,272)	(1,245)	455
Segment income/(loss) before tax	$1,278	$(17,126)	$16,958	$(16,117)	$(15,007)

	For the year ended December 31, 2024
	Auto eInsurance service	Technology service	Auto service	Others	Consolidated
Revenues from external customers	$170,549	$44,892	$226,456	$-	$441,897
Operating cost and expenses
Integrated service cost	-	(28,103)	(198,069)	-	(226,172)
Promotional service and selling expenses	(166,450)	(15,535)	(4,864)	-	(186,849)
General and administrative expenses	(4,627)	(1,283)	(8,534)	(32,551)	(46,995)
Research and development expenses	(1,180)	(1,420)	(4,624)	(33,020)	(40,244)
Total operating costs and expenses	(172,257)	(46,341)	(216,091)	(65,571)	(500,260)
Total other expenses, net (1)	(121)	(276)	(1,942)	(898)	(3,237)
Segment (loss)/income before tax	$(1,829)	$(1,725)	$8,423	$(66,469)	$(61,600)

	For the year ended December 31, 2025
	Auto eInsurance service	Technology service	Auto service	Others	Consolidated
Revenues from external customers	$212,568	$53,619	$223,104	$-	$489,291
Operating cost and expenses
Integrated service cost	-	(37,892)	(203,618)	-	(241,510)
Promotional service and selling expenses	(200,008)	(8,918)	(6,950)	(69)	(215,945)
General and administrative expenses	(4,717)	(222)	(11,076)	(2,975)	(18,990)
Research and development expenses	(956)	(3,034)	(4,971)	-	(8,961)
Total operating costs and expenses	(205,681)	(50,066)	(226,615)	(3,044)	(485,406)
Total other expenses, net (1)	(456)	(337)	(2,384)	(2,761)	(5,938)
Segment income/(loss) before tax	$6,431	$3,216	$(5,895)	$(5,805)	$(2,053)

(1)	Included net of financial expenses, investment income, change of fair value of warrant liabilities and others.

The total assets by segments as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
Segment assets
Auto eInsurance service	$56,769	$62,550
Technology service	39,391	35,906
Auto service	148,630	151,165
Others	1,938	3,575
Total segment assets	$246,728	$253,196

F-24

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025
Accounts receivable	$97,467	$86,384
Allowance for credit losses	(21,862)	(26,617)
Accounts receivable, net	$75,605	$59,767

The Group reversed credit losses of $4,112 for the year ended December 31, 2023, recognized credit losses of $1,314 for the year ended December 31, 2024, and recognized credit losses of $3,695 for the year ended December 31, 2025.

As of April 28, 2026, approximately 58.1% of the accounts receivable balance outstanding as of December 31, 2025 had been subsequently collected.

The movement of allowance for credit losses for the years ended December 31, 2023, 2024 and 2025 were as following:

	For the years ended December 31,
	2023	2024	2025
Balance at the beginning of the year	$25,348	$21,144	$21,862
Additions	-	1,314	3,695
Reversals	(4,112)	-	-
Foreign currency translation	(92)	(596)	1,060
Balance at the end of the year	$21,144	$21,862	$26,617

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	As of December 31,
	2024	2025

Advances to suppliers	$65,753	$67,217
Value-added tax (“VAT”) receivables	2,301	5,268
Third-party payment platform receivable (i)	293	1,236
Receivables from third parties (ii)	1,000	-
Prepaid financing expense (iii)	835	229
Others	119	296
Prepaid expenses and other current assets	70,301	74,246
Allowance for credit losses	(130)	(174)
Prepaid expenses and other current assets, net	$70,171	$74,072

(i)	Third-party payment platform receivable represents customer payments collected through online payment platform that have not yet been remitted to the group’s bank accounts as of December 31, 2025.

(ii)	It represented advance to the employees for the group’s daily operation.

(iii)	It represented prepaid financing expense related to issuance of GEM Warrants (See Note 13).

F-25

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET – Continued

The Group assessed the collectability of prepayments and other current assets and did not record credit losses for the years ended December 31, 2023, 2024 and 2025, respectively.

The movement of allowance for credit losses for the years ended December 31, 2023, 2024 and 2025 were as following:

	For the years ended December 31,
	2023	2024	2025
Balance at the beginning of the year	$177	$172	$130
Foreign currency translation	(5)	(42)	44
Balance at the end of the year	$172	$130	$174

7.	PROPERTY, SOFTWARE AND EQUIPMENT, NET

Property, software and equipment, net, consisted of the following:

	As of December 31,
	2024	2025
Cost
Computer software (i)	$31,534	$32,812
Electronic equipment	13,209	14,061
Vehicles	828	827
Building	691	721
Office equipment and furniture	185	210
Leasehold improvements	22	120
Total	46,469	48,751
Less: accumulated depreciation	(18,805)	(24,556)
Software and equipment, net	$27,664	$24,195

(i)	In 2022, a hybrid cloud platform developed with the assistance of a third-party cloud service provider was partially substantially ready for use and transferred from other non-current assets, and certain components of the platform have not yet reached feasibility and remain under development as of December 31, 2025. Cost of hybrid cloud platform represents the purchase price of the platform and other expenditures incurred to bring the platform into its intended use. The application of the hybrid cloud platform was to improve the IT development capability for internal-used software platforms which provide auto eInsurance service and auto service to customers, and Software-As-A-Service (“SaaS”) products which are provided to business partners as technology services.

Depreciation expense was $4,114, $4,503 and $4,743 for the years ended December 31, 2023, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, the Group recorded no impairment loss of software and equipment.

8.	INTANGIBLE ASSET

Intangible asset consisted of the following:

	As of December 31,
	2024	2025
Intangible assets with indefinite lives:
Insurance brokerage license	$-	$408
Intangible assets	$-	$408

F-26

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

9.	OTHER NON-CURRENT ASSETS

Other non-current assets, consisted of the following:

	As of December 31,
	2024	2025

Other cloud infrastructure (i)	$11,458	$19,039
Prepaid expense for cloud infrastructure support, net (ii)	-	4,171
Securities margin (iii)	-	4,141
Artificial intelligence platform under construction (iv)	-	2,270
Advance to employees (v)	-	1,200
Other non-current assets, net	$11,458	$30,821

(i)	Other non-current assets primarily consisted of other cloud infrastructure under construction, which was not available for use as of December 31, 2025 and expected to be completed by the end of 2026.

(ii)	For the year ended December 31, 2025, the Group paid RMB41.2 million (approximately $5.7 million) for cloud infrastructure support, which would be amortized over 3 years based on the service agreements. For the years ended December 31, 2024 and 2025, amortization expense was nil and $1,352.

(iii)	On April 21, 2025, May 15, 2025, and August 12, 2025, Shanghai Cuhong Auto Services Co., Ltd. (“Shanghai Cuhong”), a subsidiary of the Company, provided cash collateral of RMB14.6 million (approximately $2.1 million), RMB7.2 million (approximately $1.0 million) and RMB7.2 million (approximately $1.0 million), respectively, to Beijing Youhu Business Services Co., Ltd. (“Youhu”) under a guarantee agreement. The collateral was intended to secure margin loan obligations of Lu Ruixia, Yang Shuaiqi, Yang Dan and Guo Qingbao with Youhu’s related entities, Tiger Brokers (NZ) Limited and Tiger Brokers (HK) Global Limited. The amount is refundable only when such third parties have fully satisfied and complied with any additional margin requirements.

(iv)	On April 10, 2025, Shengda Automobile entered an agreement to purchase an artificial intelligence platform, which is expected to completed on April, 2027, with totaling price of RMB225 million. The Group has paid RMB15.3 million ($2.3 million) as of December 31, 2025.

(v)	It represented advance to the employees for the group’s daily operation.

F-27

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

10.	BORROWINGS

	Annual Interest		As of December 31,
Short-term borrowings	Rate	Maturity	2024	2025
Huaxia Bank Co., Ltd. Shanghai Branch(i)	3.00%-3.45%	September to November,2026	$-	$12,870
China Merchants Bank Shanghai Damuqiao Branch(i)	3.25%	March,2026	6,823	8,580
Bank of Communications Shanghai Putuo Branch(i)	4.44%	January to February,2026	6,850	7,150
Industrial Bank Co., LTD. Shanghai Pudong branch(i)	3.50%-4.50%	June to December,2026	4,110	5,005
China Minsheng Bank Co., LTD. Shanghai branch	2.95%	July,2026	3,973	4,147
Bank of Nanjing North Bund Branch(i)	4.50%	March,2026	2,740	2,860
ICBC Shanghai Zhang Jiang high tech Park Branch(i)	3.90%	December,2026	2,740	2,860
Xiamen International Bank Shanghai Jinqiao Branch(i)	4.90%	March to June,2026	2,740	2,860
Bank of Ningbo Co., LTD. Shanghai Lianyang branch(i)	4.00%	June,2026	2,740	2,860
Bank of Jiangsu Co., LTD. Songjiang branch(i)	3.70%	January,2026	2,740	2,860
Agricultural Bank of China Co., LTD. Shanghai Xuhui branch(ii)	2.80%-2.82%	November to December,2026	1,370	2,860
China CITIC Bank Shanghai Pudian Road Branch(i)	4.00%	June,2026	2,740	2,831
Bank of China Limited Shanghai Zhabei branch(i)	4.10%	June to July,2026	2,671	2,788
China Construction Bank Shanghai Jing'an Branch(i)	3.00%	April to June,2026	2,740	2,717
Bank of Nanjing North Bund Branch(ii)	3.50%-4.50%	March to October,2026	1,370	2,145
Shanghai Rural Commercial Bank Co., Ltd. Huangpu Branch(i)	3.95%	May to June,2026	-	2,145
Bank of Beijing Shanghai Branch(i)	3.00%	September,2026	2,740	1,430
China Minsheng Bank Co., LTD. Shanghai branch(i)	2.95%	July,2026	2,055	1,430
Bank of Beijing Shanghai Branch(ii)	3.00%-3.10%	February to September,2026	1,370	1,430
Bank of Beijing Shanghai Branch	3.00%	December,2026	1,370	1,430
Bank of China Limited Shanghai Zhabei branch(ii)	2.60%	September to November,2026	1,370	1,430
Huangpu Branch of Bank of Shanghai(i)	3.50%	March,2026	1,370	1,430
Agricultural Bank of China Co., LTD. Shanghai Minhang branch(ii)	2.75%	November,2026	1,370	1,430
Guangfa Bank Co., LTD. Shanghai branch(ii)	3.70%	February,2026	959	1,430
China CITIC Bank Shanghai Pudian Road Branch	4.00%	March to June,2026	1,370	1,416
Huaxia Bank Shanghai Branch Sales Department	3.95%	September to October, 2025	13,700	-
Putuo Branch of Shanghai Pudong Development Bank(i)	4.30%	May, 2025	4,110	-
Bank of Dalian Shanghai Jing'an Sub-branch(i)	4.80%	December, 2025	4,110	-
China Merchants Bank Shanghai Damuqiao Branch(ii)	3.60%	May, 2025	1,356	-
Total short-term borrowings			$83,597	$80,394
Long-term borrowing, current
Wenzhou Bank Co., Ltd. Shanghai Putuo Branch(i)	4.99%	February to August,2026	$-	$71
Long-term borrowing, non-current
Wenzhou Bank Co., Ltd. Shanghai Putuo Branch(i)	4.99%	October,2028	-	1,358
Total long-term borrowing			$-	$1,429

As of December 31, 2024 and 2025, the bank borrowings were for working capital and capital expenditure purposes borrowings consisted of the following:

(i)	As of December 31, 2024 and 2025, the bank borrowings of $54,019 and $64,105 were guaranteed by SunCar Online, one of subsidiaries of the Group.

(ii)	As of December 31, 2024 and 2025, the bank borrowings of $9,165 and $10,725 were guaranteed by Shengda Automobile, one of subsidiaries of the Group.

The interest expenses were $3,666, $3,669 and $3,502 for the years ended December 31, 2023, 2024 and 2025, respectively. The weighted average interest rates of short-term loans outstanding were 4.45%, 4.10% and 3.78% per annum as of December 31, 2023, 2024 and 2025, respectively.

F-28

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2024	2025

Project Deposits	$3,904	$3,995
Value added taxes and other taxes payable	370	3,397
Contingent liabilities of GEM dispute (i)	-	1,550
Payroll payable	717	746
Subscription amount received for unvested restricted shares	288	-
Others (ii)	513	1,009
Total accrued expenses and other liabilities	$5,792	$10,697

(i)	In an arbitration proceeding held in New York involving GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively “GEM”), which sought monetary damages against Auto Services Group Limited (“ASGL”) concerning an alleged breach of contractual obligations, the arbitration tribunal issued an award at the end of April 2025 (the “Award”). The Award requires ASGL to pay GEM $2.8 million plus simple interest at 9% per annum. GEM filed an application to convert the Award to a money judgment on May 9, 2025. On October 31, 2025, GEM presented a winding-up petition (the “Petition”) to the Grand Court of the Cayman Islands, requesting for the liquidation and winding up of the Company. On December 16, 2025, GEM and the Company agreed to the terms of a Consent Order for the adjournment of the Petition (the “Consent Order”). The Consent Order provides for the total payment of $3.1 million by the Company to GEM in two equal instalments on December 31, 2025 and January 31, 2026. The Cayman Court approved the adjournment of the Petition based on the Consent Order. The Company paid $1.5 million to GEM in December 2025. As of December 31, 2025, $1.6 million remained outstanding. The Company paid the remaining $1.6 million to GEM in January 2026.

(ii)	Others primarily consist of accrued professional service fees, other deposits, premiums collected on behalf of customers for refunds, and other accrued expenses.

12.	LEASES

The Group has entered into operating lease agreements for certain offices, which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of December 31,
	2024	2025

Operating lease right-of-use assets, net	$606	$2,243

Lease liabilities, current	$544	$834
Lease liabilities, non-current	21	1,333
Total operating lease liabilities	$565	$2,167

F-29

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

12.	LEASES – Continued

The components of lease expenses were as follows:

	For the years ended December 31,
	2024	2025
Lease cost
Amortization of right-of-use assets	$775	$839
Interest of operating lease liabilities	41	32
Total Lease cost	$816	$871

For the years ended December 31, 2024 and 2025, the short-term lease expenses amounted to $149 and $159, respectively.

Other information related to leases where the Group is the lessee is as follows:

	For the years ended December 31,
	2024	2025

Weighted-average remaining lease term	0.53	1.23
Weighted-average discount rate	4.24%	3.51%

As of December 31, 2025, the following is a schedule of future minimum payments under the Group’s operating leases:

For the years ended December 31,	Operating Leases
2026	$893
2027	798
2028	581
Total lease payments	2,272
Less: imputed interest	(105)
Total	$2,167

F-30

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

13.	WARRANTS

GEM Warrant

On November 4, 2022, Auto Services Group Limited entered into a Share Purchase Agreement (the “GEM Purchase Agreement”) with GEM Global Yield LLC SCS (“GEM Investor”) and GEM Yield Bahamas Limited (“GYBL”) relating to a share subscription facility. Pursuant to the GEM Purchase Agreement, Auto Services Group Limited has the right to sell to GEM Investor up to $125 million of its ordinary shares (the “GEM Shares”) for a 36-month period following a public listing of the Group’s ordinary shares (the “Investment Period”). GEM Investor would pay 90% of the average daily closing price during the pricing period, which is a 30-day period after SunCar turns a draw-down notice to GEM Investor.

In addition, in connection with the execution of the GEM Purchase Agreement and as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, SunCar has agreed to make a warrant (the “GEM Warrants”) granting GYBL the right, during the Investment Period, to purchase the Group’s ordinary shares up to the equivalent of 3.3% of the total equity interests outstanding immediately after the completion of the Group’s public listing, calculated on a fully diluted basis. The exercise price of the GEM Warrant $11.50 per share in the case the Group consummates a merger transaction with GBRG and priced customarily in the absence of the consummation of such a merger. The GEM Warrant may be exercised only on cash basis.

After the Business Combination was completed in May 2023, SunCar Technology Group Inc. registered the GEM Shares and GEM Warrants for the GEM Investor pursuant to GEM Purchase Agreement. As of December 31, 2025, the Company did not sell any ordinary shares to GEM Investor pursuant to GEM Purchase Agreement. The Company issued 2,839,951 GEM Warrants with the exercise price of $11.50 per share. Each GEM Warrant is entitled to purchase one Class A Ordinary Share. The GEM Warrants were exercisable from May 17, 2023, and shall expire on the date of the third anniversary of the public listing date.

The GEM Warrant met the criteria for equity classification. Pursuant to GEM Purchase Agreement, the GEM Warrants were issued as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, and thus, the initial fair value of the warrants was recorded as prepaid financing expense, which was amortized within the Investment Period commencing from May 17, 2023 to May 17, 2026. The Group recognized financing expense of $607 and $606 for the years ended December 31, 2024 and 2025.

Public Warrant and Private Warrant

In connection with the Business Combination, the Company has assumed 6,100,000 warrants outstanding, which consisted of: (i) 5,750,000 warrants (the “Public Warrants”) with each Public Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Public Warrants originally issued in the initial public offering of Goldenbridge by holders, and (ii) 350,000 warrants (the “Private Warrants”) with each Private Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Private Warrants originally issued in a private placement by Goldenbridge in connection with the initial public offering of GBRG by the holders.

When the Public Warrants are exercisable, the Company may redeem the Public Warrants in whole, and not in part, at a price of $0.01 per warrant:

(i)	If, and only if the last reported sales price of the Class A Ordinary Shares equals or exceeds $16.50 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company send the notice of redemption to the warrant holders.

(ii)	Upon a minimum of 30 days’ prior written notice of redemption.

F-31

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

13.	WARRANTS – Continued

Public Warrant and Private Warrant - Continued

If the foregoing conditions are satisfied and the Company issue a notice of redemption, each Public Warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of ordinary shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the Company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

Except as described below, the Private Warrants have terms and provisions that are identical to the Public Warrants. The Private Warrants will be non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchaser or their permitted transferees.

The exercise period of Public Warrants and Private Warrants commence on the later to occur of (i) the completion of the Company’s initial business combination and (ii) 12 months following the closing of the Public Offering of GBRG, and terminating on earlier to occur if (i) five years after the completion of the initial business combination (May 17, 2028) and (ii) the date fixed for redemption of the Warrants.

The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to the Company’s own stock. Therefore, the Private Warrants are recognized as warrant liabilities on Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive (Loss) Income at each reporting date until exercised. For the years ended December 31, 2024 and 2025, the Group recognized change in fair value of the Private Warrants of $286 and $897, respectively.

Warrant issued in the Follow-on Offering

As part of the Follow-on Offering (See Note 13), the Company agreed to issue to the Institutional Investors certain common warrants (“Common Warrants”) for the purchase of up to 3,850,857 Ordinary Shares at an exercise price of $9.00 per share. The Warrants are exercisable immediately after October 30, 2023, the date of issuance and will have a term of five years therefrom.

The Company also entered into Placement Agency Agreement dated October 26, 2023 (the “Placement Agency Agreement”) with FT Global Capital, Inc., to act as exclusive placement agent in connection with the Follow-on Offering (the “Placement Agent”). The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds raised in the Follow-on Offering. In addition, the Company agreed to issue to the Placement Agent warrants (“PA Warrants”) to purchase a number of Ordinary Shares equal to 1% of the aggregate number of Ordinary Shares sold in the Follow-on Offering, at an exercise price equal to $10.225 per share. The number of PA Warrants issued to FT Global Capital, Inc was 25,672.

The Common Warrants and PA Warrants met the criteria for equity classification. The fair value of the Common Warrants and PA Warrants were of $17,739, valued based on the Black-Scholes-Merton model and is recorded as additional paid-in capital from common stock on the relative fair value of net proceeds received.

F-32

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

13.	WARRANTS – Continued

Warrant issued in the Follow-on Offering - Continued

The table summarizes the assumptions of the initial fair value of warrants under Black-Scholes-Merton model:

	GEM Warrants	Public Warrants and Private Warrants	Common Warrants	PA Warrants
Expected term (in years)	3	5	5	5
Volatility	59.84%	59.84%	63.84%	63.84%
Risk-free interest rate	3.94%	3.59%	4.80%	4.80%
Dividend yield	-	-	-	-

(1)	Expected term (in years)

Expected term (in years) of the warrants is extracted from warrant agreements.

(2)	Volatility

The volatility of the underlying ordinary shares during the lives of the warrants was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the warrants.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the warrants.

The table summarizes the status of warrants outstanding and exercisable as of December 31, 2025:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2024	12,431,674	$10.72
Warrants exercisable, as of December 31, 2024	12,431,674	$10.72
Issued	-	-
Exercised	-	-
Expired	-	-
Warrants outstanding, as of December 31, 2025	12,431,674	$10.72
Warrants exercisable, as of December 31, 2025	12,431,674	$10.72

As of December 31, 2025, the Company had 12,431,674 warrants outstanding to purchase 9,574,077 Class A Ordinary Shares with weighted average exercise price of $10.72 per share and remaining contractual lives of 2.06 years.

F-33

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

14.	EQUITY

Private Placement

On May 19, 2023, the Company entered into a Share Subscription Agreement with a certain non-U.S. person, Anji Zerun Private Equity Investment Partnership (Limited Partnership) (“Anji”) pursuant to which the Company agreed to sell to Anji, and Anji agreed to purchase from the Company, in a private placement 2,173,657 Class A ordinary shares, par value $0.0001 per share, of the Company, at the total consideration of $21,736. The excess of par value per share of the consideration was accounted for as additional paid-in capital of $21,736.

Follow-on Offering

On October 26, 2023, the Company entered into certain securities purchase agreements with certain institutional investors (“Institutional Investors”) for a follow-on offering (the “Follow-on Offering”) of $21 million of Class A Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $8.18 per share (the “Purchase Price”). Pursuant to the Purchase Agreement, the Company issued a total of 2,567,238 Ordinary Shares to the Institutional Investors.

Shares Repurchase

On May 17, 2023, SunCar entered into share repurchase agreement with Goldenbridge. Pursuant to the agreement, Goldenbridge’s initial shareholders shall transfer certain ordinary shares to SunCar, depending on the cash retained by Goldenbridge upon the closing of the Business Combination. Since Goldenbridge retained no more than $30,000 in cash immediately after the closing, the Company repurchased 200,000 ordinary shares at a price of $10.00 per share as treasury stock, for an aggregate purchase price of $2,000.

Issuance of ordinary shares, net of offering cost

On February 5, 2025, the Group entered into an underwriting agreement with BTIG, LLC as the representative of the underwriters named therein, to issue and sell 7,142,858 Class A ordinary shares for total expected gross proceeds of approximately $50 million before underwriting discounts and commissions and offering expenses. The issuance was completed on February 7, 2025. The proceeds from issuance of ordinary shares, net of offering costs, amounted to approximately $41.6 million.

Shares Repurchase from public market

On February 7, 2025, the Company announced that its board of directors has authorized a share repurchase program (the “Share Repurchase Program”) to buy back up to $30 million of its outstanding Class A ordinary shares.

The following table sets forth repurchase activity under the Share Repurchase Program from inception through December 31, 2025:

	Total number of Class A Ordinary shares purchased	Average price paid per Class A Ordinary share
Periods
February 2025:
Open market purchases	1,644,809	$4.99
March 2025:
Open market purchases	1,160,258	$4.80
April 2025:
Open market purchases	586,036	$3.17
May 2025:
Open market purchases	47,454	$2.74
	3,438,557

Share transfer

For the year ended December 31, 2024 and 2025, 2,969,000 and 620,000 of Class B ordinary shares have been transferred to Class A ordinary shares, respectively.

F-34

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

15.	NON-CONTROLLING INTERESTS

Repurchase of non-controlling interests

For the year ended December 31, 2025, Suncar Online acquired 0.64% of equity interest of Shengda Automobile from non-controlling shareholders at the consideration of $3,151. After the repurchase, Suncar Online owned 84.52% of Shengda Automobile. The Group derecognized non-controlling interest of $1,852, and the difference between the purchase price and the carrying amount of the proportional net assets that repurchased from non-controlling shareholders was recorded in additional paid-in capital, which was $1,298.

16.	SHARE-BASED COMPENSATION

Earnout Shares

The consideration for the Business Combination included earnout share to the management as follows (“Earnout Shares”):

(1)	1,600,000 Class A Ordinary Shares if the Group’s revenue equals or exceeds $258,000 for the fiscal year ending December 31, 2022, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2022;

(2)	1,600,000 Class A Ordinary Shares if the Group’s revenue equals or exceeds $352,000 for the fiscal year ending December 31, 2023, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2023; and

(3)	1,600,000 Class A Ordinary Shares if the Group’s revenue equals or exceeds $459,000 for the fiscal year ending December 31, 2024, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2024.

F-35

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

16.	SHARE-BASED COMPENSATION – Continued

The Business Combination was completed on May 17, 2023. The Earnout Shares related to the performance condition in 2022, attributable to pre-combination vesting, is substantially part of the consideration in the exchange for the Company. The Earnout Shares related to business performance in 2023 and 2024 are accounted for as share-based compensation under ASC718, using the graded vesting method over the applicable vesting period based on the fair value of the Earnout Shares of $6.11 per share on the grant date.

For the year ended December 31, 2024, the Group recognized nil share-based compensation expense related to Earnout Shares.

2024 Equity Incentive Plan

On March 28, 2024, the board of directors of the Company approved 2024 Equity Incentive Plan (the “2024 Plan”). Under the 2024 Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to the awards shall be 8,800,000 shares.

All of the 8,800,000 shares have been issued to employees. The shares were fully vested upon granted. The shares issued under 2024 Plan are accounted for as share-based compensation under ASC718 based on the fair value of the ordinary shares of $7.05 per share on the grant date. For the year ended December 31, 2024 and 2025, the Company recognized share-based compensation expenses of $62,040 and nil, respectively.

Share-based compensation of a subsidiary

On September 9, 2020, the shareholders of Shengda Automobile, a subsidiary of SunCar, approved and adopted the Share Incentive Plan (the “2020 Plan”), under which eligible employees were granted 2,500,000 of restricted ordinary shares of Shanghai Shengda to award eligible employees’ contribution of the expansion of Shengda Automobile, at the price of RMB4.2 per share (“Restricted Shares”).

The restricted ordinary shares are subject to an annual vesting schedule that vests 20% of granted restricted shares over the next five years as the employees are required to provide services for a total of 60 months to earn the award. The employees have made full subscription payment of $1,553 during the year ended December 31, 2020. Upon termination, the unvested restricted shares are forfeited and the prepaid subscription amount for the unvested portion shall be returned to the employees.

These restricted ordinary shares were considered as nonvested shares under the definition of ASC 718-10-20. The fair value of the Shares at the grant date was RMB25.71 ($3.94) per share, which was determined based on the purchase price of the financial offering of the same securities with external institutional investors. The Group accounts for forfeitures as a reduction of stock-based compensation expense when the forfeiture actually occurs.

The Company recognizes compensation expenses related to those restricted shares on a straight-line basis over the vesting periods. $1,519, $1,495 and $998 of compensation expenses were recorded for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, the Restricted Shares were fully vested.

The 2020 Plan was carried out in the way that eligible employees indirectly hold shares of Shanghai Shengda by holding shares of Jingning Shengjing Enterprise Management Partnership (Limited Partnership) (“Shareholding Platform”) as the general partner and limited partner of the Shareholding Platform.

F-36

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

17.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. China Auto Market was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Group’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax (“EIT”) on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Shengda Automobile and Shanghai Chengle Network Technology Co., Ltd. were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2018 and renewing the HNTE in December 2021. The certificate is valid for three years.

According to Taxation [2022] No.13 which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million. According to Taxation [2023] No.6 which was effective from January 1, 2023 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million. According to Taxation [2023] No.12 which was effective from January 1, 2025 to December 31, 2027, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB3 million.

The income tax provision consisted of the following components:

	For the years ended December 31,
	2023	2024	2025
Current income tax expense	$1,871	$1,618	$1,353
Deferred income tax expense/(benefit)	701	1,235	(1,007)
Total income tax expense	$2,572	$2,853	$346

F-37

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

17.	TAXATION - Continued

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2023	2024	2025
(Loss)/income before income tax expense	$(15,007)	$(61,600)	$(2,053)
Computed income tax (benefit)/expense with statutory tax rate	(3,752)	(15,400)	(513)
Additional deduction for research and development expenses	(546)	(439)	(552)
Tax effect of preferred tax rate	2,264	15,696	791
Tax effect of favorable tax rates on small-scale and low-profit entities	(92)	18	(19)
Tax effect of tax relief	(2)	-	-
Tax effect of non-deductible items	77	76	141
Tax effect of expired tax attribute carryforwards	165	523	1,093
Tax effect of deferred tax effect of tax rate change	(40)	-	-
Changes in valuation allowance	4,498	2,379	(595)
Income tax expense	$2,572	$2,853	$346

As of December 31, 2024 and 2025, the significant components of the deferred tax assets are summarized below:

	As of December 31,
	2024	2025
Deferred tax assets:
Temporary difference in accounts receivable recognition	$5,570	$5,815
Temporary difference in research and development costs	3,033	2,995
Accrued expense	391	408
Net operating loss carried forward	11,325	11,961
Share-based compensation	295	538
Allowance for credit losses	3,679	4,033
Total deferred tax assets	24,293	25,750
Valuation allowance	(13,840)	(13,803)
Deferred tax assets, net of valuation allowance	$10,453	$11,947

Changes in valuation allowance are as follows:

	As of December 31,
	2024	2025
Balance at the beginning of the year	$11,820	$13,840
Additions/(Reversals)	2,344	(642)
Foreign currency translation adjustments	(324)	605
Balance at the end of the year	$13,840	$13,803

As of December 31, 2024 and 2025, the Group had net operating loss carryforwards from the Group’s subsidiaries in the PRC of approximately $48,347 and $49,376, respectively, and from the parent company and the Group’s non-PRC subsidiaries of approximately $82,600 and $87,396, respectively. As of December 31, 2024 and 2025, deferred tax assets from the net operating loss carryforwards amounted to $11,325 and $11,961, respectively. The Group has recorded valuation allowances of $13,840 and $13,803 as of December 31, 2024 and 2025, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

F-38

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

17.	TAXATION - Continued

As of December 31, 2025, net operating loss carryforwards will expire, if unused, in the following amounts:

2026	$4,643
2027	16,976
2028	14,288
2029	6,664
2030	6,805
Indefinite	87,396
Total	$136,772

18.	NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the years ended December 31,
	2023	2024	2025
Numerator:
Net loss attributable to the Company’s ordinary shareholders	$(26,912)	$(68,663)	$(3,942)
Numerator for basic and diluted net loss per share calculation	$(26,912)	$(68,663)	$(3,942)

Denominator:
Weighted average number of ordinary shares	85,441,057	95,996,861	102,081,873

Net loss attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.31)	$(0.72)	$(0.04)

For the year ended December 31, 2025, warrants were anti-dilutive and thus excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in 2023, 2024 and 2025 are 1,600,000, 1,600,000 and 1,600,000, respectively.

F-39

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

19.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2024 and December 31, 2025:

Name of related parties	Relationship with the Group
Shengda Group	An entity ultimately controlled by Mr. Ye Zaichang, the Company’s Chief Executive Officer
Mr. Lei Zhunfu	Chief Technology Officer and Chief Operating Officer of the Company

Balances with related parties

Amount due to related parties

	As of December 31,
	2024	2025
Amount due to related parties, current
Other payables (1)
Shengda Group	$5,718	$6,419
Mr. Lei Zhunfu	520	240
	$6,238	$6,659
Amount due to a related party, non-current
Payables due to the transfer of SunCar Online (2)
Shengda Group	$22,761	$12,516
	$22,761	$12,516

(1)	Other payables were for the ordinary course of operation, which were interest free, unsecure and could be settled on demand.

(2)

On December 3, 2021, Shengda Group transferred all of its equity interest, which was 55.09% as of the transfer date, of SunCar Online to Shanghai Feiyou, at price RMB4 per share, totaling RMB282 million. Upon completion of the transfer, Feiyou is liable to Shengda Group for RMB282 million on the transfer of SunCar Online. As a result of the disposal of Shengda Group, Shengda Group became the related party of the Group, and the balance due to Shengda Group was presented as amount due to a related party. On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with an affiliate of Mr. Ye to transfer the total equity of Shengda Group with the consideration of RMB 1. Pursuant to the SPA, the Group agreed to repay the debt owed to Shengda Group by full before June 1, 2023.

In April 2023, the Group negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2025, with annual interest rate of 1% from June 1, 2023 to December 31, 2025. In January 2025, the Group negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2028. Therefore, the Group reclassified the balance to non-current portion after the extension.

For the year ended December 31, 2024, the Group repaid the debt owed to Shengda Group through transfer of shares of SunCar Online at an aggregate amount of $6.2 million. The non-cash gains from the difference of repurchase price and transfer price of $4.5 million were charged to additional-paid-in capital since Shengda Group and the Group were under common control.

For the year ended December 31, 2025, the Group repaid the debt owed to Shengda Group of $11.4 million.

F-40

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

20.	CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customer who represent 10% or more of the Group’s total revenue.

	For the years ended December 31,
	2023	2024	2025
Percentage of the Group’s total revenue
Customer A	19%	19%	25%
Customer B	18%	12%	*
Customer C	11%	14%	15%

The following table sets forth a summary of single customer who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2024	2025
Percentage of the Group’s accounts receivable
Customer D	16%	13%
Customer E	10%	12%
Customer F	15%	*	%
Customer G	22%	*	%

The following table sets forth a summary of each supplier who represent 10% or more of the Group’s total purchase:

	For the years ended December 31,
	2023	2024	2025
Percentage of the Group’s total purchase
Supplier A	17%	12%	15%
Supplier B	23%	19%	13%

*	represent percentage less than 10%

F-41

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments of property management fee and short-term lease under the non-cancellable operating lease with respect to the office as of December 31, 2025 are payable as follows:

Lease Commitment
Within 1 year	70
Total	70

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

Alta Partners, LLC (“Alta”) alleges that it holds certain public warrants of the Company and has asserted claims that the Company breached the related warrant agreement. In March 2025, the Court granted the Company’s motion to dismiss a principal claim relating to the alleged refusal to permit warrant exercise, with prejudice. As a result, the only remaining claim relates to Alta’s allegation that the Company failed to satisfy its contractual “best efforts” obligation to register the warrant shares. Alta has asserted damages of approximately $5.2 million in connection with this claim. The Company disputes both liability and Alta’s damages assertions and intends to continue to vigorously defend this matter.

In light of the current procedural posture, including the pending dispositive motion, and the legal and factual complexities associated with the remaining claim, the Company has determined that a loss is neither probable nor reasonably estimable as of December 31, 2025. Accordingly, no provision for this contingency has been recorded in the consolidated financial statements.

Except for the event mentioned above, in the opinion of management, there were no other pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

Capital commitments

The Group’s capital commitments primarily relate to commitments on purchase of other cloud infrastructure and artificial intelligence platform. Total capital commitment contracted but not yet reflected in the consolidated financial statements as of December 31, 2025 was $33,986, which was expected to be paid within one year of December 31, 2025.

22.	SUBSEQUENT EVENTS

As of December 31, 2025 and the issuance date of the consolidated financial statements, the claim against Shengda Group (see Note 1) has not been resolved. The Group evaluated that Shanghai Feiyou’s equity interest in SunCar Online may have been reduced to approximately 47.98% as of the issuance date. However, pursuant to certain concerted action arrangements between Shanghai Feiyou and other shareholders, which collectively hold an aggregate equity interest of approximately 51.03% in SunCar Online, the Group believes that Shanghai Feiyou continues to maintain effective control over SunCar Online. Accordingly, the Group does not expect the outcome of this dispute to have a material impact on its consolidated financial statements.

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2025, through the issuance date, April 28, 2026, of the consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

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SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Share of loss of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2024 and 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

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SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - Continued

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2024	2025
ASSETS
Cash	$33	$1,520
Prepaid expenses and other current assets, net	7,198	29,879
Investment in subsidiaries	5,943	1,879
Total assets	$13,174	$33,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	335	678
Warrant liabilities	947	50
Total liabilities	1,282	728

Shareholders’ equity
Class A Ordinary shares (par value of $0.0001 per share; 400,000,000 Class A Ordinary shares authorized as of December 31, 2024 and 2025, respectively; 51,845,493 and 51,645,493 Class A Ordinary shares issued and outstanding as of December 31, 2024; 59,608,351 and 55,969,794 Class A Ordinary shares issued and outstanding as of December 31, 2025)	5	6
Class B Ordinary shares (par value of $0.0001 per share; 100,000,000 Class B Ordinary shares authorized as of December 31, 2024 and 2025, respectively; 46,659,565 and 46,039,565 Class B Ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)	5	5
Additional paid in capital	208,701	233,014
Accumulated deficit	(196,819)	(200,475)
Total shareholders’ equity	11,892	32,550
TOTAL LIABILITIES AND EQUITY	$13,174	$33,278

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2023	2024	2025
Operating loss:
Selling expenses	$(1)	$-	$(69)
General and administrative expenses	(10,723)	(32,536)	(2,578)
Research and development expenses	(500)	(31,020)	-
Share of loss of subsidiaries	(14,581)	(4,206)	(1,634)
Total operating costs and expenses	(25,805)	(67,762)	(4,281)

Financial expenses, net	(478)	(615)	(558)
Change of fair value of warrant liabilities	(629)	(286)	897
Total other (loss) income, net	(1,107)	(901)	339

Loss before income tax expense	(26,912)	(68,663)	(3,942)
Income tax expense	-	-	-
Net loss	$(26,912)	$(68,663)	$(3,942)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOW

	For the years ended December 31,
	2023	2024	2025
Cash flows used in operating activities	$(1,177)	$(1,992)	$(24,384)
Cash flows used in investing activities	(6,000)	-	-
Cash flows provided by financing activities	9,202	-	25,871
Net increase (decrease) in cash	2,025	(1,992)	1,487
Cash at beginning of year	-	2,025	33
Cash at end of year	$2,025	$33	$1,520

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